UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT No. 3)

Stanley, Inc.
(Name of Subject Company)

Stanley, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

854532108
(CUSIP Number of Class of Securities)

Scott D. Chaplin, Esq.
Senior Vice President and General Counsel
Stanley, Inc.
3101 Wilson Boulevard, Suite 700
Arlington, VA 22201
Telephone: (703) 684-1125
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Stephen L. Burns, Esq.
Craig F. Arcella, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
Telephone: (212) 474-1000
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Stanley, Inc., a Delaware corporation (the “Company”), initially filed on May 20, 2010, as amended by Amendment No. 1 thereto filed on May 26, 2010 and Amendment No. 2 thereto filed on June 1, 2010 (the “Initial Schedule 14D-9”). The Initial Schedule 14D-9 relates to the cash tender offer by CGI Fairfax Corporation, a Delaware corporation and an indirect wholly owned subsidiary of CGI Group Inc., a corporation organized under the laws of the Province of Québec, Canada, disclosed in a Tender Offer Statement on Schedule TO, dated May 20, 2010 (the “Schedule TO”), filed with the Securities and Exchange Commission, to purchase all of the outstanding common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), at a price of $37.50 per share of Company Common Stock, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 20, 2010 and in the related Letter of Transmittal, which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto. Except as otherwise set forth below, the information set forth in the Initial Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule 14D-9.

ITEM 9.	EXHIBITS.
     Item 9 of the Initial Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit:

Exhibit No.	Description
(a)(11)	Stanley, Inc. Employee Stock Ownership Plan Questions and Answers

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

STANLEY, INC.
By:	/s/ Philip O. Nolan
	Name:	Philip O. Nolan
	Title:	Chairman, President and Chief Executive Officer

Dated: June 8, 2010